# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biodesix, Inc., CIK 0001439725
CUSIP: 09075X207
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 919 West Dillon Rd., Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000898432-24-00050
Filed by CIK 0001420816

## Reporting persons
- Telemark Asset Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,824; sole dispositive power 0; shared dispositive power 327,824; aggregate amount beneficially owned 327,824 (4.1% of the class)
  Comment: Note to rows 6, 8, 9 and 11: This Amendment No. 1 to Schedule 13G (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission on June 24, 2024 (the "Prior Schedule 13G") by the Reporting Persons (as defined herein). This Amendment is the final amendment to the Prior Schedule 13G and constitutes an exit filing for the Reporting Persons.
- Telemark Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,824; sole dispositive power 0; shared dispositive power 327,824; aggregate amount beneficially owned 327,824 (4.1% of the class)
  Comment: Note to rows 6, 8, 9 and 11: This Amendment amends, in its entirety, the Prior Schedule 13G by the Reporting Persons. This Amendment is the final amendment to the Prior Schedule 13G and constitutes an exit filing for the Reporting Persons.
- Colin S. McNay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 327,824; sole dispositive power 0; shared dispositive power 327,824; aggregate amount beneficially owned 327,824 (4.1% of the class)
  Comment: Note to rows 6, 8, 9 and 11: This Amendment amends, in its entirety, the Prior Schedule 13G by the Reporting Persons. This Amendment is the final amendment to the Prior Schedule 13G and constitutes an exit filing for the Reporting Persons.

## Item 1. Issuer
Name of issuer: Biodesix, Inc.
Address of issuer's principal executive offices: 919 West Dillon Rd., Louisville, Colorado, 80027

## Item 2. Person Filing
Name of person filing:
This Amendment being jointly filed by Telemark Asset Management, LLC, Telemark Fund, LP and Colin McNay (collectively, the "Reporting Persons") with respect to shares of Common Stock of Biodesix, Inc. Telemark Asset Management, LLC is the investment adviser of Telemark Fund, LP. Colin McNay is the President and sole owner of Telemark Asset Management, LLC.

Each Reporting Person declares that neither the filing of this Amendment nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence:
The address of the principal office of each Reporting Person is:

One International Place, Suite 4620
Boston, MA 02110
Citizenship: Telemark Asset Management, LLC is a Delaware limited liability company, and Telemark Fund, LP is a Delaware limited partnership. Colin McNay is a U.S. citizen.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 327,824 shares.
Percent of class: Each Reporting Person may be deemed to beneficially own what constitutes approximately 4.1% of the shares outstanding.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: 327,824 shares
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: 327,824 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Telemark Asset Management, LLC: /s/ Brian C. Miley, Brian C. Miley, Chief Financial Officer (01/23/2026)
- Telemark Fund, LP: By: Telemark Asset Management, LLC, investment adviser, /s/ Brian C. Miley, Brian C. Miley, Chief Financial Officer (01/23/2026)
- Colin S. McNay: /s/ Colin S. McNay, Colin S. McNay, President and sole owner of Telemark Asset Management, LLC (01/23/2026)